June 25, 2018 VIA EDGAR Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Attention: Mara L. Ransom

Re:	BJ’s Wholesale Club Holdings, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed June 18, 2018
File No. 333-224994

Dear Ms. Ransom:

On behalf of BJ’s Wholesale Club Holdings, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated June 20, 2018. In connection with such response, we will be filing, electronically via EDGAR, Amendment No. 3 to Registration Statement on Form S-1 of the Company (File No. 333-224994) (the “Registration Statement”).

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

    Dilution, page 47

1.	We note your disclosure on page 48 regarding the pro forma net tangible book value per share and the dilution to new investors if the underwriters exercise their option to purchase 5,625,000 additional shares. Please tell us how you calculated the amount of $(12.14) per share. Please also tell us if this calculation assumes that these additional shares are issued by the company or purchased from selling shareholders. Further, we note your disclosure that the number of shares held by existing shareholders would decrease by the amount of the additional shares sold to the underwriters. However, in other places, such as page 11, you state the additional shares will be purchased from you. Please clarify this matter to us, and revise your disclosure as necessary.

June 25, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the ($12.14) per share was calculated using a denominator that includes the underwriters’ full exercise of their option to purchase the additional shares of 5,625,000. This calculation assumes the additional shares are issued by the Company, as consistent with the remainder of the document. Further, the Company has revised the disclosure of the approximate percentages outstanding assuming the underwriters’ options to purchase additional shares on page 48 accordingly.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

cc:	(via email)

Graham Luce, General Counsel, BJ’s Wholesale Club, Inc.

Brigitte Eichner, Senior Legal Counsel, BJ’s Wholesale Club, Inc.

Howard Sobel, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP